Item 77D - DWS GNMA Fund (a series of DWS Income Trust)


At a meeting held in February 2006, the Board of Trustees of DWS Income Trust approved changes to the investment objective and policies of DWS GNMA Fund as follows:

Effective November 1, 2006, the investment objective of the fund has been revised to eliminate the risk-managed portion of the objective. As a result, the investment objective of the fund is the following:

The fund seeks to produce a high level of income.

Effective November 1, 2006, the fund has eliminated risk management strategies used to reduce downside risk. As a result, the investment strategy of the fund has been revised to eliminate disclosure regarding its "downside risk" strategy.

G:\sec_reg\NSAR\2007\3-31-07\DWS GNMA Fund Item 77D.doc